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Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of shareholder having a major interest

  Franklin Resources, Inc and its affiliates

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

  Material Interest

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	19,324,196
JP Morgan/Chase	2,400,716
State Street Nominees Limited	169,200
5.
Number of shares / amount of stock acquired

  Not disclosed

6.
Percentage of issued class

  Not disclosed

7.
Number of shares / amount of stock disposed

  N/A

8.
Percentage of issued class

  N/A

9.
Class of security

  Ordinary shares of 10 pence each

10.
Date of transaction

  Not disclosed

11.
Date company informed

  25 October 2004

12.
Total holding following this notification

  21,894,112

13.
Total percentage holding of issued class following this notification

  3.002

14.
Any additional information

  N/A

15.
Name of contact and telephone number for queries

  Trevor Williams    +44 (0) 117 933 7410

16.
Name and signature of authorised company official responsible for making this notification

  Trevor Williams
  Deputy Company Secretary

Date of notification

  26 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES